CSM

CSM nv
Corporate Affairs

P.O. Box 349
1000 AH Amsterdam
The Netherlands

Nienoord 13
1112 XE Diemen

T +31 20 590 63 28
F +31 20 590 63 60
E mariette.mantel@csm.nl
I www.csm.nl

[redacted]

09046806

SEC Mail Processing Section
AUG 17 2009
Washington, DC
121

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Subject CSM nv, (SEC File No. 82-34886)

Date August 7, 2009

Dear Sirs:

On behalf of CSM nv (the "Company"), we furnish, pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "1934 Act"), copy of the following documents:

- Press release March 31, 2009 – CSM publishes updated financial calendar
- Press release April 21, 2009 – CSM trading update first quarter 2009
- Press release April 23, 2009 – CSM General Shareholders' Meeting approves dividend
- Press release May 4, 2009 – CSM announces stock dividend on ordinary shares
- Press release August 5, 2009 – Press release first half 2009 and 2nd quarter 2009

The foregoing documents represent information that CSM is required to provide to its shareholders under the provisions of Dutch law and/or stock exchange listing requirements applicable to CSM. In accordance with Rule 12g3-2(b), these materials are not deemed to be "filed" with the Commission within the meaning of the 1934 Act.

Kindly indicate your receipt of this package by stamping the enclosed copy of this transmittal letter and returning it in the postage-paid envelope provided. Thank you.

M. Mantel-Weil

Very truly yours,

Mariëtte Mantel
CSM nv

Enclosure(s)

8/21

SEC File No 82-34886

CSM

CSM nv
Corporate Communications

P.O. Box 349
1000 AH Amsterdam
The Netherlands

Nienoord 13
1112 XE Diemen

T +31 20 590 69 11
F +31 20 695 19 42
E communications@csm.nl

Press Release

CSM PUBLISHES UPDATED FINANCIAL CALENDAR

Diemen, the Netherlands, March 31, 2009 – CSM announces its updated financial calendar for the year 2009, with changes to the dates of the Interim Management Statements.

The dates are as follows:

21 April: Interim Management Statement first quarter 2009
5 August: Half-year figures 2009
28 October: Interim Management Statement third quarter 2009
24 February 2010: Annual results 2009

For more information, please contact:
Press: Sonya Richardson, Director Corporate Communications, tel. +31 (0)20 5906320 / cell phone +31 (0)6 5241 1841
Analysts: Ian Blackford, Investor Relations Manager, tel. +31 (0)20 5906349 / cell phone +44 (0)7767 227506

Background information
CSM is the largest supplier of bakery products worldwide and is global market leader in lactic acid and lactic acid derivatives. CSM produces and distributes an extensive range of bakery products and ingredients for artisan and industrial bakeries and for in-store and out-of-home markets. It also produces a variety of lactic acid applications for the food, chemical and pharmaceutical industries. CSM operates in business-to-business markets throughout Europe, North America, South America, and Asia, generates annual sales of € 2.6 billion and has a workforce of around 8,500 employees in 24 countries. CSM is listed on Euronext Amsterdam. For more information: www.csm.nl.

SEC File No. 82 - 34886

CSM

CSM nv
Corporate Communications

P.O. Box 349
1000 AH Amsterdam
The Netherlands

Nienoord 13
1112 XE Diemen

T +31 (0)20 590 62 16
F +31 (0)20 590 62 17
E communications@csm.nl

Press Release

CSM TRADING UPDATE FIRST QUARTER 2009

Diemen (The Netherlands), April 21, 2009 – CSM, the world's leading Bakery Supplies and Lactic Acid business, reports a sales growth of 2.9% for Q1 2009. EBITA of €20.1 million in Q1 was impacted by a decline in volumes of 4.2%, a consequence of the current negative economic climate. Continuing actions to reduce cost and working capital will provide increasing support to results in the remainder of the year.

Headlines:

- Sales were €636.1 million compared to €618.2 million in Q1 2008. Currency effects on balance had a positive impact of €32.7 million, due to the stronger US dollar mitigated by the weaker pound sterling. Autonomous sales growth was 2.8% negative, caused by lower sales volumes.

- Volumes in Bakery Supplies were 3.8% lower than in Q1 2008. Sales were lower in all segments of the business, with the more luxury pastry items particularly affected.

- PURAC's volumes were down 10.4% compared with Q1 2008. Approximately 75% of this decline occurred in the potassium-based products, following the supply interruption in the 2nd half of last year. We have been regaining some of the potassium-based business through the first quarter.

- EBITA was €20.1 million compared with €32.5 million Q1 2008 (at constant currency €17.9 million vs €32.5 million).

- EBITA was negatively impacted by our decision to reduce finished goods inventories, which fell by €23.8 million. We estimate the negative impact to EBITA to be approximately €6 million.

- Pressure to reduce selling prices at Bakery Supplies led to slightly lower pricing and expensive forward raw material contracts had to be absorbed in Q1 2009. This led to a decrease in return on sales, in an order of magnitude of 1 percentage point, compared with the last quarter of 2008.

- US-based bakery organization Brill exceeded expectations, profiting from increased efficiencies, and our German bakery business succeeded in maintaining volumes despite the difficult economic conditions.

Commenting on the first quarter results, Gerard Hoetmer, CEO of CSM, said:

"In our annual year results statement we said to expect the economic climate to remain unchanged compared with the fourth quarter of 2008. This became a reality and impacted CSM with lower volumes in the first quarter.

The initiatives taken over the last years to strengthen our organization in R&D, customer intimacy and marketing are helping to limit the effects of the economic crisis and allowing us to increase share in specific markets. Customers are choosing reliable partners to support them in creating organic growth and as a result we are winning new business. The reorganizations at Brill and in our German business are proving to be successful; the operational improvements at Brill are having substantial impact.

Our short term responses to mitigate the effects of the economic crisis have allowed us to reduce costs in line with our plan to save €25 million in 2009. We have taken actions that show immediate effect, such as reductions of FTE's, limiting salary costs, and scrutinizing all expenses. Restructurings to a structurally lower cost base are ongoing, as evidenced by the announced reorganizations in the UK and Belgium, the restructuring of the PURAC supply chain and continuing procurement savings.

With our focus on generating cash we have aggressively reduced inventories, accepting a negative impact on EBITA in the first quarter, and have temporarily closed down a number of production lines.

We believe our business compares favourably with last year, keeping in mind that the effects of the recession became visible only from the second quarter of 2008, making the year-on-year comparison for the first quarter challenging. We see positive underlying trends in market share, cost levels and raw material costs, even though there is price pressure in various customer channels. We have a good pipeline of innovations and customer projects in all our businesses and, although recognizing that our potential customer base is also confronted with the harsh economic climate, we continue to be very excited about the development of our bioplastics proposition at PURAC.

We do not see an improvement in the economic climate yet but we do expect our measures to have an increasing effect through the second quarter, bringing EBITA of the second quarter closer to that of last year's second quarter."

Sales

CSM		
Sales *millions of euros*	**Q1 2009**	**Q1 2008**
BSNA US$	391.8	407.5
BSNA €	301.0	272.6
BSEU	249.2	264.6
Total Bakery Supplies	550.2	537.2
PURAC	85.9	81.0
Total CSM	636.1	618.2

The autonomous sales growth for Q1 was 2.8% negative, caused by a volume decline of 4.2% and partly compensated by price and mix improvements.

Bakery Supplies North America showed an autonomous growth of 2.8% negative, caused by a volume decline of 2.9%. Lower volumes were seen in most categories and are the result of lower economic activity.

Bakery Supplies Europe showed an autonomous growth of 3.8% negative, as result of lower volumes of 3.7%. The weaker pound sterling impacted sales negatively. The lower sales were felt in most segments of the business, with an emphasis on the more luxury pastry items.

PURAC showed an autonomous growth of 0.2%. Price improvements compensated for a sales volume decline of 10.4%. Of the volume decline 7.8 percentage points was due to lower sales in potassium-based products, resulting from the supply interruption in Q4 of 2008 as a result of a strike at potassium mines. The other volume declines were especially at our more cyclical customers in the semiconductor and chemical industries. The stronger US dollar positively impacted sales.

EBITA

CSM				
EBITA *millions of euros*	**Before exceptionals Q1 2009**	**Before exceptionals Q1 2008**	**After exceptionals Q1 2009**	**After exceptionals Q1 2008**
BSNA US$	21.1	20.2	21.1	23.4
BSNA €	16.2	13.5	16.2	15.6
BSEU	6.3	12.8	6.3	1.9
Total Bakery Supplies	22.5	26.3	22.5	17.5
PURAC	3.5	10.0	3.5	10.0
Holding	-5.9	-3.8	-5.9	-3.8
Total CSM	20.1	32.5	20.1	23.7

On a constant currency basis EBITA for Q1 would have been €17.9 million, a decline of €14.6 million compared with Q1 2008.

Bakery Supplies North America performed better than last year, the Q1 EBITA was US$0.9 million up, or 4.5%. The effect of the lower volumes was more than compensated by a recovery in our margins, cost savings and an improved performance of our company HC Brill. The effects of the reorganization are showing results in lower waste and higher efficiencies at production.

Bakery Supplies Europe was faced with a very slow start to the quarter, with the month of March recovering some lost ground. The later Easter of this year is one of the reasons for this pattern. Cost reductions were a positive factor, but could not compensate for the lower volumes and higher raw material costs. EBITA was negatively impacted as we had to absorb our forward raw material contracts at higher than Q1 market prices. Our current contract position will show a minimal impact in the second quarter. The reorganization of our German operation is starting to show effect. Compared with our other European activities, the volume development was much better, being more or less at the level of last year and costs savings are coming in.

In Bakery Supplies we reduced our finished goods inventories by €8.8 million in order to free up cash.

PURAC's EBITA decline was the result of lower volumes sold and our focus on bringing down inventory. The €15 million reduction in finished goods inventories and the 10.4% volume decline resulting in underutilization of our factories and as a consequence low fixed cost coverage. Various production lines have been closed temporarily in the first quarter and we will continue this in the coming quarter. The production reorganization of 2008 is showing the positive effects anticipated. The impact of the stronger US dollar on our EBITA was negligible as our US dollar currency hedges were still at levels comparable with Q1 of last year.

Holding costs are higher, mainly as a result of higher pension and consultancy costs.

There will be a conference call for investors and analysts at 11 o'clock CET when the management board will be available to respond to questions.

Dial-in details
Conference call title: Q1 Interim Management Information

Telephone numbers:	The Netherlands	+31 20 794 8505
	United Kingdom	+44 207 190 1494

For more information, please contact:

Press: Sonya Richardson, Director Communications, tel. +31 (0)20 5906320 / mobile +31 (6) 5241 1841
Analysts: Ian Blackford, Investor Relations Manager, tel. +31 (0)20 5906349 / mobile +44 (0)7767 227506

Background information:

CSM is the largest supplier of bakery products worldwide and is global market leader in lactic acid and lactic acid derivatives. CSM produces and distributes an extensive range of bakery products and ingredients for artisan and industrial bakeries and for in-store as well as out-of-home markets. It also produces a variety of lactic acid applications for the food, chemical and pharmaceutical industries. CSM

operates in business-to-business markets throughout Europe, North America, South America, and Asia, generates annual sales of € 2.6 billion and has a workforce of around 8,450 employees in 25 countries. CSM is listed on Euronext Amsterdam. For more information: www.csm.nl.

SEC File No
82-34886

CSM

CSM nv
Corporate Communications

P.O. Box 349
1000 AH Amsterdam
The Netherlands

Nienoord 13
1112 XE Diemen

T +31 (0)20 590 62 16
F +31 (0)20 590 62 17
E communications@csm.nl

Press Release

CSM GENERAL SHAREHOLDERS' MEETING APPROVES DIVIDEND

Diemen, the Netherlands, April 23, 2009 – The General Shareholders' Meeting held on April 22, 2009 approved the proposed dividend of € 0.88 per ordinary share for financial year 2008.

Of the dividend of € 0.88 per ordinary share € 0.44 will be paid in cash and will in principle be subject to the Dutch dividend withholding tax of 15%. The remaining € 0.44 will be paid in shares and charged to the reserves. The conversion rate will be determined on May 4, 2009 after close of trading, based on the weighted average share price on April 27, 28 and 29, 2009. The newly issued shares will share in the profit as from financial year 2009 onwards. Both cash and stock dividend will be paid on May 6, 2009. The ex-date is April 24, 2009 and the record date is April 28, 2009.

The shareholders also approved the re-appointment of Mr G.J. Hoetmer as member and CEO of the CSM Board of Management.

For more information, please contact:

Press: Sonya Richardson, Director Communications, tel. +31 (0)20 5906320 / mobile +31 (6) 5241 1841
Analysts: Ian Blackford, Investor Relations Manager, tel. +31 (0)20 5906349 / mobile +44 (0)7767 227506

Background information:

CSM is the largest supplier of bakery products worldwide and is global market leader in lactic acid and lactic acid derivatives. CSM produces and distributes an extensive range of bakery products and ingredients for artisan and industrial bakeries and for in-store as well as out-of-home markets. It also produces a variety of lactic acid applications for the food, chemical and pharmaceutical industries. CSM operates in business-to-business markets throughout Europe, North America, South America, and Asia, generates annual sales of € 2.6 billion and has a workforce of around 8,450 employees in 25 countries. CSM is listed on Euronext Amsterdam. For more information: www.csm.nl.

SEC File No 82-34886

SEC

CSM

CSM nv
Corporate Communications

P.O. Box 349
1000 AH Amsterdam
The Netherlands

Nienoord 13
1112 XE Diemen

T +31 (0)20 590 62 16
F +31 (0)20 590 62 17
E communications@csm.nl

Press Release

CSM ANNOUNCES STOCK DIVIDEND ON ORDINARY SHARES

Diemen, the Netherlands, 4 May 2009 – CSM nv announces that its stock dividend has been set at 1/21 part of a share per CSM share. This has been calculated on the basis of the weighted average share price on 27, 28 and 29 April 2009.

As was reported on 23 April 2009, the Annual Shareholders' Meeting has set the dividend for the financial year 2008 at EUR 0.88 per share. Of this dividend EUR 0.44 will be paid in cash and in principle be subject to the Dutch dividend withholding tax of 15%. The remaining EUR 0.44 will be paid in shares and charged to the reserves.
Both the cash and stock dividends will be payable on 6 May 2009.

For more information, please contact:
Press: Sonya Richardson, Director Communications, tel. +31 (0)20 5906320 / mobile +31 (6) 5241 1841
Analysts: Ian Blackford, Investor Relations Manager, tel. +31 (0)20 5906349 / mobile +44 (0)7767 227506

Background information:
CSM is the largest supplier of bakery products worldwide and is global market leader in lactic acid and lactic acid derivatives. CSM produces and distributes an extensive range of bakery products and ingredients for artisan and industrial bakeries and for in-store as well as out-of-home markets. It also produces a variety of lactic acid applications for the food, chemical and pharmaceutical industries. CSM operates in business-to-business markets throughout Europe, North America, South America, and Asia, generates annual sales of € 2.6 billion and has a workforce of around 8,450 employees in 25 countries. CSM is listed on Euronext Amsterdam. For more information: www.csm.nl.

SEC File no.
84-34886

CSM

CSM nv
Corporate Communications

P.O. Box 349
1000 AH Amsterdam
The Netherlands

Nienoord 13
1112 XE Diemen

T +31 (0)20 590 62 16
F +31 (0)20 590 62 17
E communications@csm.nl

Press release first half 2009

CSM improves Q2 EBITA compared with last year

Diemen, the Netherlands, August 5, 2009

Our initiatives to reduce costs, improve efficiency and drive innovation together with a more favorable raw material and currency impact have led to an improvement in the second quarter EBITA. This improvement in results has been achieved despite the ongoing effects of the recession that negatively impacted volume growth.

Key facts

- Sales for the second quarter were € 647.6 million compared with € 629.0 million in 2008; organic growth was 3% negative due to lower sales volume. Currency effects had a positive impact of € 37.2 million mainly due to the stronger US dollar. For the first half year sales were € 1,283.7 million compared with € 1,247.2 million in 2008. Currency effects amounted to € 69.9 million. Organic sales growth was 2.9% negative driven by lower sales volume.
- EBITA before exceptional items in the second quarter amounted to € 40.6 million, up € 4.4 million compared with the same period in 2008. EBITA before exceptional items for the first half amounted to € 60.7 million (€ 68.8 million in the first half-year of 2008). Currency effects positively impacted results by € 3.7 million and € 5.9 million for the second quarter and the first half-year respectively. Furthermore, a recovery of our margins mostly as a result of current raw material contracts, cost savings and improvements at H.C. Brill were the main drivers of the higher results.
- Working capital improved by € 10.2 million (including negative currency effects of € 3.2 million) compared with year-end 2008. This is the balance of an improvement of € 43 million in inventories and an improvement of € 10.3 million in receivables offset by lower payables of € 39.9 million.
- Net debt at the end of the second quarter amounted to € 500 million, a reduction of € 28 million compared with year-end 2008. Our net debt/EBITDA ratio is 2.7x, comfortably within our financing covenant of 3.5x.

Key figures

Quarter 2		x € million	Half-year	
2009	2008		2009	2008
647.6	629.0	Net sales	1,283.7	1,247.2
40.6	36.2	EBITA before exceptional items	60.7	68.8
-	-1.5	Exceptional items		-10.4
40.6	34.7	EBITA *	60.7	58.4
		Result after taxes	36.6	65.2
		EPS (in €)	0.55	1.02
6.3%	*5.8%*	*ROS before exceptional items (in %)*	*4.7%*	*5.5%*
		ROCE before exceptional items (in %)	*6.4%*	*7.6%*

* EBITA: operating result before amortization of intangible fixed assets.

Gerard Hoetmer, CEO of CSM, on results, strategy and market:

Although market circumstances remained very difficult in the first half of this year, I am very pleased to see that our results for the second quarter showed a considerable improvement compared with the first quarter. We were able to improve second quarter EBITA versus last year. Our continuous focus on running an effective and efficient company is paying off, of which H.C. Brill is a major example.
The transformation we have undergone in the past few years has made us more resilient. We have been able to improve our margins and our innovation power has increased substantially.

Our strategic investments in innovation and customer intimacy, initiated in 2007 and 2008, are showing increased momentum. Product offerings that include products which respond to health trends in bakery, our growing position in preservation, and of course the increasing interest in bio-plastics clearly strengthen our position in our markets. Despite declining volumes as a result of the economic downturn, we have successfully reinforced our bakery and PURAC market positions.

We continue to strengthen our underlying business with targeted investments in marketing and innovation with the consistent aim to become the first partner of choice, especially in this period of recession.

Being the first partner of choice where customers can rely on globally and strategically is important to build a sustainable business for both sides. This strategy is bringing us additional market share. In addition to organic growth, we aim to strengthen our position by strategic acquisitions in important product categories and geographical regions.

Despite the good performance in the second quarter of 2009, we remain cautious for the second half of 2009. Expectations are that an economic recovery will not occur in the remaining part of 2009, resulting in an unchanged market and a still very competitive environment. Amidst the current economic climate, we will continue our cost savings program without jeopardizing our long term strategy building on innovation and service. Our ongoing emphasis on working capital management and our careful capital expenditure policy will enable us to keep making the necessary investments for the future. The improved profitability in the second quarter and the fact that we strengthened specific market positions in these difficult times show that our strategy and the actions taken are paying off.

Financial commentary

Main developments in the first half-year

- Volumes down 3% in bakery (2% in the second quarter) and 10% at PURAC (of which two thirds is related to the effect of the 2008 potassium strike)
- Pricing down slightly at bakery in line with reduction of commodity prices, up by 12% at PURAC
- Cost savings on track with approximately 50% realized of additional target of € 25 million for the full year
- Working capital substantially lower in inventory and receivables, partially offset by lower payables
- Net debt at € 500 million, reduced by € 28 million compared with year-end 2008

Net sales

In the first half-year net sales increased by € 36.5 million to € 1,283.7 million (first half 2008: € 1,247.2 million). Net sales were positively impacted by exchange rate effects of € 69.9 million, due to a stronger US dollar, somewhat mitigated by the weaker British Pound Sterling. Acquisitions had a minor positive net effect of € 2.7 million. Organic sales growth was € 36.1 million negative (2.9%). The breakdown of the organic growth is as follows:

Bakery Supplies North America (BSNA)	-3.6%
Bakery Supplies Europe (BSEU)	-3.5%
PURAC	1.5%

The lower organic growth is attributable to a decline in volumes sold in all divisions. This is a clear reflection of current market circumstances. Volume decline in our bakery activities was around 3%; mix and pricing were slightly negative.
At PURAC the volume decline amounted to 10% of which two thirds was the result of a potassium strike in the second half of 2008. Although the negative effect thereof will continue in the foreseeable future, it is becoming less as we have seen in the second quarter compared to the first quarter. Pricing at PURAC more than compensated the volume decline. The pricing was necessary to compensate for the increased raw material costs.

EBITA

EBITA before exceptional items in the first half-year amounted to € 60.7 million, down € 8.1 million versus the first half of 2008. However, EBITA before exceptional items for the second quarter amounted to € 40.6 million, up € 4.4 million versus the same quarter last year. At constant exchange rates EBITA for the first half of 2009 would have amounted to € 54.8 million.

EBITA of BSNA increased by € 14.1 million to € 45.9 million, of which € 5.8 million is due to the stronger US dollar. After a first quarter that was roughly in line with the previous year, the second quarter continued with a strong performance driven mainly by a general recovery of margins largely due to current raw material contracts and improvements at H.C. Brill, in particular. Thanks to a successful reorganization H.C. Brill is back in shape. Compared with the second quarter of 2008, H.C. Brill also benefited from the absence of an inventory write off.

In BSEU, after a disappointing first quarter, we were able to achieve a result much closer to last year's performance. EBITA for the first half-year was € 18.0 million versus € 27.6 million for the first half of 2008. € 6.5 million of the total decline in EBITA of € 9.6 million was booked in the first quarter. Despite a volume decline of 4%, the second quarter was closer to last year's result due to the recovery of our margins following

our cost and procurement savings.

PURAC's second quarter EBITA of € 6.4 million compares with € 7.5 million for the same period last year. The half-year EBITA amounted to € 9.9 million versus € 17.5 million in 2008. The improvements in the second quarter are the result of better margins following higher sales prices and cost savings.

EBITA after exceptional items for the first half of 2009 increased to € 60.7 million versus € 58.4 million in 2008. There were no exceptional expenses in 2009 whereas in 2008 we reported exceptional expenses of € 10.4 million mainly related to restructuring in Germany.

Net financial income and charges amounted to € 16.4 million negative. The higher expenses of € 11.1 million compared with the first half of 2008 were caused by currency effects and one-off effects in 2008.

The tax charge amounted to € 3.9 million or 9.6% of profit before tax. It was positively impacted by our finance center and higher profits in Thailand where we enjoy a tax holiday due to our investments in the new lactic acid plant. Last year the tax charge was positively impacted by a large release from our tax provisions amounting to € 38.7 million.

Balance Sheet

Capital employed excluding goodwill decreased by € 12.1 million to € 818.0 million compared with December 31, 2008 (€ 830.1 million).
The main movements were (x € millions):

• Capital expenditure on fixed assets	23.5
• Depreciation of fixed assets	-33.5
• Working capital	-13.4
• Currency effects	12.7

Working capital improved to € 281.1 million (December 31, 2008: € 291.3 million) due to decreases in inventories and receivables by € 43.0 million and € 10.3 million respectively, partly offset by lower payables of € 39.9 million. Currency effects of € 3.2 million contributed negatively to the development. Inventories were structurally reduced by the decision to lower our level of finished products by temporarily closing production lines and factories. Receivables are reduced by an increased focus on overdue accounts. The lower current liabilities are mainly a reflection of lower procurement costs.

Shareholders' equity increased in the first half-year by € 9.0 million to € 950.6 million. The main movements were:

- the addition of the result for the first half of 2009 amounting to € 35.2 million
- a decrease of € 31.5 million resulting from dividend payments
- negative currency effects of € 2.2 million

Cash Flow / Financing

Cash flow from operating activities amounted to € 89.1 million, benefiting from the reduction in working capital and, as opposed to 2008, from the absence of exceptional expenses. The cash flow into investment activities consisted of the capital expenditure on fixed assets of € 23.6 million.

Net debt decreased by € 28 million to € 500 million (end of 2008: € 528 million). The 12-months rolling net debt to EBITDA ratio of 2.7x is well under the maximum ratio of 3.5x in our syndicated loans facilities.

Prospects for the second half of 2009

Despite the good performance in the second quarter of 2009 we remain cautious for the second half of 2009. We do not expect an economic recovery in the months to come, resulting in a still very competitive environment. On the other hand, we do see the benefits of our actions taken to offset the effects of the recession; both our long term investments in innovation and marketing and our cost savings initiatives are paying off. In a still difficult second half of 2009 we expect EBITA in the third quarter to show an improvement compared with the third quarter of 2008.

Our continued focus on working capital management and our careful capital expenditure policy will enable us to keep making necessary investments for the future. We expect ordinary capital expenditure to be below depreciation, with the exception of a potential large investment in lactide capacity for PURAC. Working capital as a percentage of sales is expected to improve.

Business developments in the divisions

- **Bakery supplies**

Quarter 2 2009	Quarter 2 2008	x € million	Half-year 2009	Half-year 2008
558.3	547.4	Net sales	1,108.5	1,084.6
41.4	32.9	EBITA before exceptional items	63.9	59.3
-	-2.6	Exceptional items	-	-11.4
41.4	30.3	EBITA	63.9	47.9
7.4%	*6.0%*	*ROS before exceptional items (in %)*	*5.8%*	*5.5%*
		ROCE before exceptional items including goodwill (in %)	*8.2%*	*7.9%*

- **Bakery supplies North America**

Quarter 2 2009	Quarter 2 2008	x $ million	Half-year 2009	Half-year 2008
415.5	438.2	Net sales	807.3	845.8
39.9	28.4	EBITA before exceptional items	61.0	48.6
-	-2.9	Exceptional items	-	-
39.9	25.3	EBITA	61.0	48.6
9.6%	*6.5%*	*ROS before exceptional items (in %)*	*7.6%*	*5.7%*
		ROCE before exceptional items including goodwill (in %)	*13.1%*	*9.9%*

Quarter 2 2009	Quarter 2 2008	x € million	Half-year 2009	Half-year 2008
306.6	280.7	Net sales	607.6	553.3
29.7	18.3	EBITA before exceptional items	45.9	31.8
-	-2.1	Exceptional items	-	-
29.7	16.2	EBITA	45.9	31.8
9.6%	*6.5%*	*ROS before exceptional items (in %)*	*7.6%*	*5.7%*
		ROCE before exceptional items including goodwill (in %)	*13.5%*	*10.2%*

Main developments in the first half-year
The overall 4.5% (Q1 2009: -3.8%) lower sales in the first half-year were mainly due to a volume decline of 1.4% (Q1 2009: -2.9%) and price and mix effects of -3%.

Lower volumes are clearly a reflection of the current economic environment. Although it is difficult to get accurate market information we are confident that we have increased our market share. New contracts especially in the out-of-home channel are clear signs of the success we have in the market. Continuous investments in our capabilities, in innovation and marketing, are supporting our market position through the launch of new or upgraded products and value added services that support our customers.

The increased EBITA of US$ 12.4 million (US$ 11.5 million for the second quarter) is attributable to the recovery of our margins mainly due to current raw material contracts, improvements at H.C. Brill and continuous cost savings. These positive developments more than compensated the effects of lower sales

volumes. Compared with the second quarter of 2008 H.C. Brill also benefited from the absence of an inventory write off. Very important to support the future growth of H.C. Brill is the successful implementation of a company-wide IT system (ERP) that took place in the second quarter of 2009.

Working capital in North America was US$ 9.9 million higher than at the end of 2008, which was mainly due to a seasonal increase in receivables and a reduction in payables offsetting the decrease in inventory. Compared with half-year 2008, working capital decreased by US$ 37.9 million, reflecting the strong decrease in inventories.

Capital expenditure amounted to US$ 9.0 million (2008: US$ 11.1 million) versus depreciation of US$ 12.4 million (2008: US$ 13.1 million). The most significant investments were made in increasing our frozen products capacity.

• Bakery supplies Europe

Quarter 2		x € million	Half-year	
2009	**2008**		**2009**	**2008**
251.7	266.7	Net sales	500.9	531.3
11.7	14.6	EBITA before exceptional items	18.0	27.5
-	-0.5	Exceptional items	-	-11.4
11.7	14.1	EBITA	18.0	16.1
4.6%	*5.5%*	*ROS before exceptional items (in %)*	*3.6%*	*5.2%*
		ROCE before exceptional items including goodwill (in %)	*4.1%*	*6.3%*

Main developments in the first half-year

Sales in the first half of 2009 were € 500.9 million, down € 30.4 million or 5.7% versus last year due to a volume decline of 4% and negative currency effects of 2.7% (mainly British Pound Sterling). This was partly compensated by a positive acquisition effect of 0.5%. The first and second quarter of 2009 showed a similar picture. As could be expected, the volume decline was more visible in our pastry than in our bread activities.

EBITA for the second quarter of € 11.7 million was € 2.9 million lower than the second quarter of 2008. Of this decrease € 0.4 million is due to currency effects. This result compares favorable with the first quarter of 2009 when the deviation from the previous year was much larger. The main reasons for our lower results are the lower sales volume and the decision to lower finished inventory. After the very difficult first two months of 2009 we have benefited from a recovery in our margins because of current raw material contracts and our cost savings initiatives. Part of the savings is offset by our continuous investments in innovation. Our R&D cost increased by € 0.7 million.

Working capital in Europe improved by € 4.5 million compared with year-end 2008 and by € 27.2 million compared with the first half-year of 2008. Substantial decreases in inventory and receivables are partly offset by lower payables.

Capital expenditure of € 6.1 million was below depreciation of € 12.1 million. The majority of these investments are related to factory optimization and IT.

- **PURAC**

Quarter 2		x € million	Half-year	
2009	2008		2009	2008
89.3	81.6	Net sales	175.2	162.6
6.4	7.5	EBITA before exceptional items	9.9	17.5
-	1.0	Exceptional items	-	1.0
6.4	8.5	EBITA	9.9	18.5
7.2%	*9.2%*	*ROS before exceptional items (in %)*	*5.7%*	*10.8%*
		ROCE before exceptional items including goodwill (in %)	*6.4%*	*11.7%*

Main developments in the first half-year
Organic sales growth of 1.5% in the first half-year resulting from increased sales prices more than compensated the volume decline. Volumes were under pressure at our chemical and semiconductor customers, clearly reflecting the current market climate. However, two thirds of our volume decline is the ongoing effect of our inability in the second half of 2008 to serve customers following the strike in potassium mines. This has caused a substantial decline in our sales of potassium lactate, one of our main products to the meat industry. Although the negative effect thereof will continue in the foreseeable future, it is becoming less as we have seen in the second quarter compared to the first quarter.

EBITA of € 6.4 million for the second quarter was somewhat lower than in the comparable period last year (€ 7.5 million). However, compared with the first quarter of 2009, EBITA for the second quarter was € 3.5 million higher. This considerable improvement over the first quarter is due to higher sales, recovering margins and cost savings. In the first quarter a substantial reduction of our inventories had a large impact on EBITA; in the second quarter we continued to push down inventories. After a reduction of € 15 million in the first quarter we decreased finished inventory by another € 11.8 million in the second quarter. In the first half-year the negative EBITA impact was € 6 million as fixed costs were not covered by the production volumes.

We continue to invest in our bio-plastics project, improving our proposition and partnering with many potential customers. We do notice some hesitation at our customers to make major investment decisions in the current economic climate.

Working capital decreased by € 7.6 million versus year-end 2008 and by € 0.3 million compared with the first half-year of 2008. Compared with year-end 2008 the substantial reduction in inventories was partly offset by a seasonal increase in receivables and lower payables as a result of lower procurement of raw materials.

Capital expenditure amounted to € 9.5 million versus depreciation of € 11.8 million. The most important investments were related to lactide production and improvements in the Thailand plant.

Risks

CSM operates worldwide with operating companies in various markets and jurisdictions. Timely identification and effective management of all significant risks inherent to the execution of our strategy and realization of our objectives is of key importance. The Board of Management is responsible for the design, implementation and operation of CSM's risk management and internal control systems. Our risk management approach is aimed at embedding risk awareness and risk management at all levels of CSM to ensure consciously and properly evaluated risk decisions.

For the upcoming half-year the risks and our risk management approach as described in our last Annual Report are generally still valid. More specifically, three main risk areas can be highlighted to address the risk sensitivity for the remaining part of the year:

- Economic situation
- Raw material prices
- Currency risks (mainly US dollar)

CSM operates in two markets: the market for bakery supplies and ingredients, and – through its lactic acid products – the market for preservation, fortification and green chemicals. The worldwide economic environment impacts our bakery business as demand for our products will fluctuate in line with GDP development. Demand for lactic acid products will be impacted as certain customers operate in more cyclical markets that fluctuate with the economy. The market situation has become more volatile. This puts a strain on management's ability to deal with all changes successfully. Failure to respond adequately or timely could severely damage CSM's financial situation and its future growth perspective. Good management and systems are in place to deal adequately with the fluctuating market environment.

As we have seen over the past years, sudden increases or decreases in the price of raw materials can seriously impact the margins of our products sold. Scarceness of raw materials due to excessive demand or production interruption at suppliers can also impact our results due to sales declines and additional cost required to satisfy our raw materials needs. Our procurement departments, centralized by continent, have developed adequate procedures to secure contract positions in order to minimize or delay exposure to cost fluctuations of raw materials which could negatively impact our margins. These procedures include early warnings of possible impact to our organization and our customers.

As CSM operates in various non-euro countries we have to deal with the volatility of exchange rates of a number of currencies versus the euro. In this context, the development of the US dollar is by far the most important. This impact can be seen in the translation of the results and equity of foreign entities into euros and in the results of transactions when there is a difference between the currency of the production costs and the currency in which the sale of the product is being made. CSM has a hedging policy in place to limit the impact of volatility of foreign exchange rates. Hedging the impact of the foreign currency translation risk is partly and indirectly effectuated by keeping liabilities in the relevant foreign currencies. Of the total external debt of CSM a significant part is denominated in US dollars, which partly offsets the large translation equity exposure CSM has against the US dollar.

Responsibility statement

The Board of Management hereby declare that, to the best of their knowledge, the interim financial statements for the first half of 2009 have been prepared in accordance with IAS 34, "Interim Financial Reporting" and give a true and fair view of the assets, liabilities, financial position and profit of CSM nv and its consolidated companies included in the consolidation as a whole. Furthermore, to the best of our knowledge this half-year report includes a fair view of the information required pursuant to section 5:25d. subsections 8 and 9 of the Dutch Financial Markets Supervision Act (Wet op het financieel toezicht).

Diemen, the Netherlands, August 4, 2009

Board of Management CSM nv

G.J. Hoetmer, Chief Executive Officer
N.J.M. Kramer, Chief Financial Officer
R.P. Plantenberg

For more information, please contact:

Press & Analysts: Ian Blackford, Investor Relations Manager,
tel. +31 (0)20 5906349 / cell phone +44 (0)7767 227506

Appendices: Condensed interim financial statements

1. Key figures
2. Consolidated balance sheet
3. Consolidated income statement
4. Movements in shareholders' equity
5. Consolidated cash flow statement
6. Segment overview
7. Notes

Press conference and analyst presentation (Webcast)
A press conference will be held at the premises of CSM (Nienoord 13, Diemen, the Netherlands) from 09.00 hours (CET) on Wednesday, August 5, 2009. The presentation that is provided for analysts and investors at the same location can be followed live via www.csm.nl from 11.00 hours (CET). The slides, used during the presentation can be downloaded from our website.

Background information
CSM is the largest supplier of bakery products worldwide and is global market leader in lactic acid and lactic acid derivatives. CSM produces and distributes an extensive range of bakery products and ingredients for artisan and industrial bakeries and for in-store and out-of-home markets. It also produces a variety of lactic acid applications for the food, chemical and pharmaceutical industries. CSM operates in business-to-business markets throughout Europe, North America, South America, and Asia, generates annual sales of € 2.5 billion and has a workforce of around 8,700 employees in 23 countries. CSM is listed on Euronext Amsterdam. For more information: www.csm.nl.

1. Key figures

	Half-year	
millions of euros	2009	2008
Income Statement:		
Net sales	1,283.7	1,247.2
EBITA before exceptional items	60.7	68.8
EBITA	60.7	58.4
Operating result	57.0	55.0
Result after taxes	36.6	65.2
Balance sheet:		
Fixed assets	1,350.5	1,324.4
Current assets	603.5	655.6
Non-interest-bearing current liabilities	336.7	323.3
Net debt position [1]	499.9	533.1
Provisions	166.8	180.3
Equity	950.6	943.3
Key data per ordinairy share		
Number of issued ordinary shares	64,977,416	62,031,279
Number of ordinary shares with dividend rights	64,813,245	61,842,201
Weighted average number of outstanding ordinary shares	62,604,331	61,838,868
Price as at 30 June	10.52	22.19
Highest price in half-year	11.83	25.90
Lowest price in half-year	7.97	17.65
Market capitalization as at 30 June	682	1,372
Earnings in euros [2]	0.55	1.02
Diluted earnings in euros [2]	0.55	1.02
Cash flow from operating activities per ordinairy share, in euros [2]	1.39	-0.24
Other key data		
Cash flow from operating activities	89.1	-11.9
Depreciation/amortization fixed assets	33.5	32.7
Capital expenditure on fixed assets	24.0	25.9
Number of employees at closing date	8,372	8,583
Number of issued cumulative preference shares	2,983,794	2,983,794
Equity per share in euros [3]	14.02	14.55
Ratio' s		
ROS % [4]	4.7	4.7
Result after taxes / net sales %	2.9	5.2
ROCE excluding goodwill % [5]	14.3	14.7
ROCE including goodwill % [6]	6.4	6.5
Net debt position/EBITDA [7]	2.7	2.8
Interest cover [8]	4.1	5.9
Balance sheet total : equity	1:0.5	1:0.5
Net debt position : equity	1:1.9	1:1.8
Current assets : current liabilities	1:0.5	1:0.5

1 Net debt position comprises interest-bearing debts less cash and cash equivalents.
2 Per ordinary share in euros after deduction of dividend on cumulative preference shares.
3 Equity per share is equity divided by the number of shares with dividend rights.
4 ROS % is EBITA divided by net sales x 100.
5 ROCE excluding goodwill % is EBITA for halfyear x 2 divided by the average capital employed
6 ROCE including goodwill % is EBITA for halfyear x 2 divided by the average capital employed including goodwill x 100. This takes account of all acquisitions since 1978, the year when CSM started
7 Rolling 12-months EBITDA ('Earnings Before Interest, Taxes, Depreciation and Amortization' before exceptional items).
8 Interest cover is EBITA before exceptional items divided by net interest income and charges.

2. Consolidated balance sheet

before profit appropriation, millions of euros	As at 30-06-2009	As at 31-12-2008	As at 30-06-2008
Assets			
Property, plant & equipment	512.8	513.4	493.1
Intangible fixed assets	775.5	773.7	758.4
Financial fixed assets	10.6	10.3	14.0
Deferred tax assets	51.6	63.5	58.9
Total fixed assets	**1,350.5**	**1360.9**	**1324.4**
Inventories	271.2	311.0	293.2
Receivables	325.1	332.3	340.3
Tax assets	7.2	17.6	11.8
Cash and cash equivalents	107.1	83.6	31.7
Assets held for sale		1.1	10.3
Total current assets	**710.6**	**745.6**	**687.3**
Total assets	**2,061.1**	**2,106.5**	**2,011.7**
Liabilities			
Equity	**950.6**	**941.6**	**943.3**
Provisions	114.1	118.6	132.5
Deferred tax liabilities	52.7	53.2	47.8
Non-current liabilities	600.7	606.7	515.4
Total non-current liabilities	**767.5**	**778.5**	**695.7**
Interest-bearing current liabilities	6.3	5.0	49.4
Trade payables	209.9	236.9	211.3
Other non-interest-bearing current liabilities	98.9	117.6	103.4
Tax liabilities	27.9	26.9	8.6
Total current liabilities	**343.0**	**386.4**	**372.7**
Total liabilities	**2,061.1**	**2,106.5**	**2,011.7**

3. Consolidated income statement

	1st half-year	
millions of euros	**2009**	**2008**
Net sales	1,283.7	1,247.2
Costs of raw materials and consumables	-746.9	-725.7
Production costs	-178.9	-162.4
Warehousing and distribution costs	-97.7	-103.2
Gross profit	**260.2**	**255.9**
Selling expenses	-105.5	-97.9
Research & development costs	-16.8	-17.1
General and administrative expenses	-80.9	-83.9
Other costs		-2.0
Operating result	**57.0**	**55.0**
Financial income	0.5	5.2
Financial charges	-16.9	-10.5
Result before taxes	**40.6**	**49.7**
Taxes	-4.0	15.5
Result after taxes	**36.6**	**65.2**
Per ordinary share in euros		
Earnings	0.55	1.02
Diluted earnings	0.55	1.02

4. Movements in shareholders' equity

before profit appropriation, millions of euros	1st half-year 2009	1st half-year 2008	2nd half-year 2008	Total 2008
Opening balance	941.6	957.7	943.3	957.7
Movement in hedge reserve	5.8	-0.5	-17.0	-17.5
Movement in translation reserve	-2.2	-22.3	-10.0	-32.3
Result recognized in equity	**3.6**	**-22.8**	**-27.0**	**-49.8**
Profit	36.6	65.2	24.8	90.0
Total result	**40.2**	**42.4**	**-2.2**	**40.2**
Dividend	-31.5	-57.2		-57.2
Repurchase / sale company shares			-0.1	-0.1
Movement in Option/Share plan reserve	0.3	0.4	0.6	1.0
Total transactions with shareholders	**-31.2**	**-56.8**	**0.5**	**-56.3**
Ending balance	950.6	943.3	941.6	941.6

5. Consolidated cash flow statement

millions of euros	1st half-year 2009	1st half-year 2008
Cash flow from operating activities		
Result after taxes	36.6	65.2
Adjusted for:		
- Depreciation/amortization of fixed assets	33.5	32.7
- Impairment of fixed assets		-2.3
- Result from divestments of fixed assets	-0.3	
- Result from sale of group companies and activities		2.0
- Share-based remuneration	0.3	0.4
- Financial income and charges	16.4	5.3
- Taxes	4.0	-15.5
Cash flow from operating activities before movements in working capital	**90.5**	**87.8**
Movement in provisions	-5.3	2.1
Movements in working capital:		
- Receivables	11.4	-19.6
- Inventories	43.0	-46.3
- Non-interest-bearing current liabilities	-39.7	-32.2
Cash flow from business operations	**99.9**	**-8.2**
Net interest paid	-15.4	-10.4
Tax paid on profit	4.6	6.7
Cash flow from operating activities	**89.1**	**-11.9**
Cash flow from investment activities		
Acquisition of group companies		-7.6
Sale of group companies		-2.6
Capital expenditure on fixed assets	-24.4	-25.8
Divestment of fixed assets	0.8	
Cash flow from investment activities	**-23.6**	**-36.0**
Cash flow from financing activities		
Proceeds/Repayment interest-bearing debts	-10.2	100.4
Paid-out dividend	-31.5	-57.2
Cash flow from financing activities	**-41.7**	**43.2**
Net cash flow	**23.8**	**-4.7**
Effects of exchange rate differences on cash and cash equivalents	-0.3	-1.3
Increase/decrease cash and cash equivalents	**23.5**	**-6.0**
Cash and cash equivalents at start of financial year	83.6	37.7
Cash and cash equivalents at close of financial half-year	107.1	31.7

6. Segment information per division

1st half-year *millions of euros*	Bakery Supplies Europe		Bakery Supplies North America		PURAC		Holding		CSM Total	
P&L information	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008
Net sales	500.9	531.3	607.6	553.3	175.2	162.6			1,283.7	1,247.2
EBITA	18.0	16.1	45.9	31.8	9.9	18.5	-13.1	-8.0	60.7	58.4
Operating result	16.9	15.0	44.2	30.2	9.3	18.1	-13.4	-8.3	57.0	55.0
Balance sheet information										
Total assets	882.5	904.8	570.4	524.6	369.1	352.3	239.1	230.0	2,061.1	2,011.7
Total liabilities	277.3	292.8	133.4	119.2	48.2	64.0	653.0	592.4	1,111.9	1,068.4
Average capital employed excluding goodwill	291.1	284.7	251.0	238.9	288.4	277.7	19.5	-6.2	850.0	795.1
Goodwill (average)	590.4	595.0	430.6	387.6	21.4	21.4			1,042.4	1,004.0
Average capital employed including goodwill	881.5	879.7	681.6	626.5	309.8	299.1	19.5	-6.2	1,892.4	1,799.1
Capital employed excluding goodwill as at 30 June	292.5	320.4	244.3	239.4	284.3	273.8	-3.1	20.2	818.0	853.8
Goodwill as at 30 June	593.5	596.8	419.2	376.9	21.4	21.4			1,034.1	995.1
Capital employed including goodwill as at 30 June	886.0	917.2	663.5	616.3	305.7	295.2	-3.1	20.2	1,852.1	1,848.9
Depreciation of property, plant & equipment	11.0	11.0	7.6	7.0	11.2	11.2		0.1	29.8	29.3
Amortization of intangible fixed assets	1.1	1.1	1.7	1.6	0.6	0.4	0.3	0.3	3.7	3.4
Other information										
Capital expenditure on property, plant & equipment	6.1	6.8	6.7	7.3	9.6	11.1			22.4	25.2
Capital expenditure on intangible fixed assets	0.2				0.4	0.5	1.0	0.2	1.6	0.7
Impairment of fixed assets				-2.3						-2.3
Average number of employees	4,025	4,039	3,324	3,579	949	990	48	49	8,346	8,657
Alternative performance measures										
ROS %	3.6	3.0	7.6	5.7	5.7	11.4			4.7	4.7
ROCE excluding goodwill %	12.4	11.3	36.6	26.6	6.9	13.3			14.3	14.7
ROCE including goodwill %	4.1	3.7	13.5	10.2	6.4	12.4			6.4	6.5
Alternative performance measures before exceptional items										
EBITA	18.0	27.5	45.9	31.8	9.9	17.5	-13.1	-8.0	60.7	68.8
Operating result	16.9	26.4	44.2	30.2	9.3	17.1	-13.4	-8.3	57.0	65.4
ROS %	3.6	5.2	7.6	5.7	5.7	10.8			4.7	5.5
ROCE excluding goodwill %	12.4	19.3	36.6	26.6	6.9	12.6			14.3	17.3
ROCE including goodwill %	4.1	6.3	13.5	10.2	6.4	11.7			6.4	7.6

CSM generates almost all of its revenues from the sale of goods.

Information on the Use of Alternative Performance Measures

In the above table and elsewhere in the Financial Statements a number of performance measures are presented which comply with the International Financial Reporting Standards (IFRS). Management is of the opinion that these so-called alternative performance measures might be useful for the readers of these Financial Statements. CSM management uses these performance measures to make financial, operational and strategic decisions and evaluate performance of the segments. The alternative performance measures can be calculated as follows:

- EBITA is the operating result before amortization of intangible fixed assets
- Return on sales (ROS) is EBITA divided by net sales x 100
- ROCE excluding goodwill is EBITA for halfyear x 2 divided by the average capital employed excluding goodwill x 100
- ROCE including goodwill is EBITA for halfyear x 2 divided by the average capital employed including goodwill x 100.
  This takes account of all acquisitions since 1978, the year when CSM started its diversification process.
- Goodwill relates to management goodwill, being the goodwill capitalized and the goodwill charged directly to equity since 1978.

7. Notes

Principles for the valuation of assets and liabilities and determination of the result
This condensed interim financial information for the half-year ended June 30, 2009 complies with IFRS and has been prepared in accordance with IAS 34, "Interim financial reporting." The interim condensed financial report should be read in conjunction with the annual financial statements for the year ended December 31, 2008.

In preparing these condensed consolidated half-year statements the main estimates and judgments made by the Board of Management when applying CSM's accounting policies, were similar to those applied to the annual financial statements for the year ended December 31, 2008.

The figures in this half-year report have not been audited or reviewed by an external auditor.

Accounting policies
The accounting policies adopted are consistent with those of the annual financial statements for the year ended December 31, 2008, as described in the annual financial statements for the year ended December 31, 2008.

Related party transactions
There were no material related party transactions in the first half of 2009.

Events after balance sheet date
There were no events after the balance sheet date, which are relevant to the condensed interim financial statements.